Supplemental Material for Financial Results for FY2012 Second Quarter (Unconsolidated)

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	FY2011						FY2012
	1Q (2010/4-6)	2Q (2010/7-9)	First Half 6 months (2010/4-9)	3Q (2010/10-12)	4Q (2011/1-3)	12 months (’10/4-’11/3)	1Q (2011/4-6)	2Q (2011/7-9)	First Half 6 months (2011/4-9)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	781	831	1,612	744	648	3,004	411	824	1,235
Overseas Vehicle Production (thousands of units)	1,032	1,041	2,073	1,121	1,144	4,338	779	1,133	1,912
Domestic Vehicle Retail Sales (thousands of units)	373	431	804	282	321	1,407	179	346	525
Exports Vehicle Sales (thousands of units)	424	420	844	458	396	1,698	199	466	665
North America	159	163	322	159	119	600	65	163	228
Europe	74	69	143	85	101	329	43	86	129
Asia	38	38	76	59	47	182	24	52	76
Central and South America	20	22	42	22	17	81	9	23	32
Oceania	40	41	81	43	34	158	17	49	66
Africa	18	18	36	21	14	71	7	17	24
Middle East	73	68	141	68	63	272	33	75	108
Other	2	1	3	1	1	5	1	1	2
Net Revenues (billions of yen)	2,136.4	2,220.0	4,356.4	2,039.2	1,847.2	8,242.8	1,207.3	2,139.3	3,346.6
Domestic	804.6	932.9	1,737.5	670.3	651.4	3,059.2	433.8	790.6	1,224.4
Exports	1,331.7	1,287.2	2,618.9	1,368.8	1,195.8	5,183.5	773.4	1,348.7	2,122.1
Operating Income (billions of yen)	-63.8	-85.6	-149.4	-134.1	-197.4	-480.9	-194.6	-127.7	-322.3
(Operating Income Ratio) (%)	(-3.0)	(-3.9)	(-3.4)	(-6.6)	(-10.7)	(-5.8)	(-16.1)	(-6.0)	(-9.6)
Ordinary Income (billions of yen)	163.1	27.7	190.8	-77.4	-160.4	-47.0	-3.6	-72.0	-75.6
(Ordinary Income Ratio) (%)	(7.6)	(1.2)	(4.4)	(-3.8)	(-8.7)	(-0.6)	(-0.3)	(-3.4)	(-2.3)
Net Income (billions of yen)	180.3	20.7	201.0	-38.0	-110.3	52.7	50.6	-0.9	49.7
(Net Income Ratio) (%)	(8.4)	(0.9)	(4.6)	(-1.9)	(-6.0)	(0.6)	(4.2)	(-0.0)	(1.5)
R&D Expenses (billions of yen)	159.7	164.4	324.1	156.0	155.8	635.9	165.7	169.1	334.8
Depreciation Expenses (billions of yen)	51.9	55.9	107.8	56.4	58.2	222.4	45.6	48.5	94.1
Capital Expenditures (billions of yen)	15.2	30.0	45.2	23.4	63.9	132.5	27.0	24.5	51.5

Analysis of Unconsolidated Net Income for FY2012 (billions of yen, approximately)	2Q (2011/7-9)	First Half 6 months (2011/4-9)
Effects of Marketing Activities	20.0	-100.0
Effects of Changes in Exchange Rates	-80.0	-130.0
Cost Reduction Efforts	40.0	50.0
From Engineering	40.0	50.0
From Manufacturing and Logistics	0.0	0.0
Decreases in Expenses, etc.	-20.0	10.0
Other	-2.1	-2.9
(Changes in Operating Income)	-42.1	-172.9
Non-operating Income	-57.6	-93.5
Income Taxes, etc.	78.1	115.1
(Changes in Net Income)	-21.6	-151.3

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries

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